James Lopez

Benjamin Holt

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

February 18, 2022

Re:	Here Collection LLC
Offering Statement on Form 1-A
File No. 024-11750

Dear Mr. Lopez and Mr. Holt:

On behalf of Here Collection LLC, I hereby request qualification of the above-referenced Offering statement at 4:00pm, Eastern Time, on Monday, February 28, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Corey Ashton Walters
Name:	Corey Ashton Walters
Title:	Chief Executive Officer of the Managing Member of Here Collection LLC